August 26, 2015

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 Fifth Street, N.E. Washington, D.C. 20549

Re:	Intercorp Financial Services Inc.
Registration Statement on Form F-1 (File No. 333-199224)
Filed November 13, 2014
Request for Withdrawal

Dear Madams/Sirs:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Intercorp Financial Services Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-199224), together with all exhibits thereto (the “Registration Statement”). The Company has determined not to proceed with the public offering contemplated in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Company requests that the Commission consent to this request on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

If you have any questions regarding this request for withdrawal, please contact Antonia E. Stolper from Shearman & Sterling LLP, counsel to the Company, at (212) 848-5009.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

By:	/s/ Juan Antonio Castro
	Name:	Juan Antonio Castro
	Title:	General Counsel

cc:	Michael Clampitt, Esq.
(Securities and Exchange Commission)
David Lin, Esq.
(Securities and Exchange Commission)
Michela Casassa Ramat, Chief Financial Officer
(Intercorp Financial Services Inc.)
Juan Francisco Méndez, Esq.
(Simpson Thacher & Bartlett LLP)